UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

April 24, 2013

Commission File Number 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file

annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the

information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: April 24, 2013	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations

France Telecom Orange

Q1 13 results

Gervais Pellissier - Deputy CEO & CFO

April 24th, 2013


4G
today changes with orange

1

highlights

delivering on cost efficiency and commercial agility

key financials

in €m	Q1 12 cb	Q1 13 actual	var. comp basis	key points
revenues	10,721	**10,280**	-4.1%	▪ -€250 m regulation impact Q1 excl. regulation: -1.8% yoy vs -1.1% in Q4 12
restated EBITDA*	3,346	**3,124**	-6.6%	▪ -€88m regulation impact
in % of rev.	*31.2%*	***30.4%***	-0.8pt	▪ limited margin erosion
CAPEX	1,079	**1,150**	+6.5%	▪ CAPEX in line with expectations
in % of rev.	*10.1%*	***11.2%***	+1.1pt	
operating cash flow (restated EBITDA* – CAPEX)	2,267	**1,975**	-12.9%	▪ consistent with FY guidance

*see slide 25 for EBITDA restatements

delivering on cost efficiency and commercial agility

continued pressure on revenues in France & Poland, growth in Spain and RoW …

- revenues -4.1%* yoy, -1.8%* yoy ex reg
- reprice spreading in mobile customer base in France & Poland, ARPU evolution kept under control
- contract renegotiations in France impacting Enterprise activities
- growth in Spain (+3.3%* ex reg) and RoW (+2.9%* ex reg)

… addressed by the positive results of our efficiency plan …

- total Opex down -€219m: confirmation of >€600m cost decrease for 2013
- commercial and content costs down -3.3%*
- indirect and labor costs stabilized

… and commercial agility

- best Q1 mobile contract net adds in France for 3 years with a clear rebound from March onwards
- solid fixed net adds in Spain (+40k) and successful launch of Open in Poland (72k customers)
- 4G take-off in UK: 318k customers in line with more than1m FY target

EBITDA margin at 30.4% with margin erosion limited to -0.8pt vs. -1.6pt H2 2012

*cb

delivering on cost efficiency
accelerating Opex decrease with indirect costs stabilization


yoy change in Group Opex base, in €m
indirect costs
direct costs
+56
+18
-108
-58
-219
Q1 2012
Q2 2012
Q3 2012
Q4 2012
Q1 2013
H1 12: +74
H2 12: -167

commercial agility
marketing initiatives in Q1

marketing initiatives	producing results
France Livebox Play launched in February	– 300k LiveBox Play offers – customer mix improvement (+7pt premium offers share) – churn reduction (-1pt)
continuous success of Sosh & Open	– best first quarter contract net adds for 3 years – 1.1m Sosh customers (+294k) – 3.4m Open customers (+401k)
Spain sustained commercial dynamism in mobile and fixed broadband	– positive mobile portability – highest DSL net adds since 2011 with +40k
Poland convergence offers successfully launched	– nb 1 position maintained in mobile, fixed and broadband – 72k Open customers – satisfactory quality of mobile customers acquired



significant upswing in mobile & broadband net adds in France in March
sustained customer base growth in Spain
double digit growth in broadband ARPU* in Poland
€71m savings in commercial & content costs at Group level

*quaterly BB ARPU

main operational ambitions for 2013

Group

stabilization of indirect costs over the year ↳ slight decrease in Q1	green
mobile data revenues growth >+10% ↳ +22% in Q1	green

France

net decrease of indirect costs	disclosed H1 & FY
>35% mobile market share at YE ↳ 37,0% end of March	green
x2 FTTH customers at YE ↳ x2 YoY end of March	green
50% of BB gross adds with Livebox Play ↳ 38%** share in gross adds since launch	amber
30% 4G coverage by end of 2013	disclosed FY

Europe

convergent offers in 7 out of 9 countries ↳ 4 out of 9 countries end of March	amber
at least 6 mutualisation programmes launched across all countries	disclosed FY
NPS* increase in all countries	disclosed FY

Africa & Middle East

8m Orange Money customers ↳ 6.6m end of March	green
churn rate down -20%	disclosed FY
12m active mobile data handsets, up +70%	disclosed FY

Enterprise

Cloud revenue growth >+30% yoy ↳ +28% in Q1	amber
emerging countries double-digit growth ↳ +11% in Q1	green
maintain/improve customer satisfaction index	disclosed FY

*Net Promoter Score ** offers allowing to benefit from Livebox Play device & related advantages

2

business review

Q1 2013 France financials

long-term value preserved by balancing price and volume effects, fixed services revenues trend stabilized vs. Q4

Q1 2013 revenues

in €m	Q1 13	var in cb	var ex reg
revenues	5,068	-6.1%	-3.4%
mobile services	2,157	-8.1%	
mobile equipment sales	119	-3.5%	
fixed services	2,662	-4.3%	
other revenues	131	-11.6%	

- mobile service revenues in line with expectations with ARPU at -10.7% yoy (-5.5% ex reg)
- stabilized fixed services revenues trend vs. Q4 2012
  - better PSTN and wholesale revenues trends
  - broadband driven by larger customer base and increasing weight of Open offers

France revenues, in €m



5,399
-151
-64
-4
-120
+4
+21
-17
5,068
revenues ex reg -3.4%
Q1 12cb
regulatory impacts
mobile service revenues
-2.9% ex reg
mobile equipment sales
narrowband
broadband
wholesale
other
Q1 13
fixed services: -€94m

recent developments in French regulation

mobile

- clear competition authority's statement
  - on network sharing potential
  - national roaming agreement framework validated
- refarming of 1800MHz starting October 1st, 2013
- MTR to bottom in July 2013 with Iliad asymmetry ending

fixed

- €0.90 PSTN rental price increase from June 4th
- VHBB
  - government plan: subsidies from state and local authorities to roll out fibre in non dense areas
  - our 2010-2015 fibre investment plan unchanged
- ULL price increase from May 1st, 2013: from €8.80 to €8.90

sustained investments preserving our network edge

sustained investments…

- acceleration of 4G network rollout
  - 50 cities covered in April
- acceleration of fibre rollout in France
  - >200k customers

… to leverage network differentiation


SFR
Bouygues Telecom
Orange
#1
100
115
150
SFR
Bouygues Telecom
Orange

- largest 4G spectrum
  - up to 150Mbits* download
- best H+ network coverage
  - 65% of the population
- already 1m mobile customers with a 4G/H+ offer o/w 150k 4G activated customers

- 56% FTTH market share at year-end 2012
- positive commercial dynamic acceleration

€1,150m Group CAPEX (+6.5% yoy; o/w +9% yoy in France)

* theoretical speed

Q1 2013 Spain
growth driven by continuous customer base increase in fixed and mobile

Q1 2013 revenues

in €m	Q1 13	var in cb	var ex reg
revenues	989	+0.8%	+3.3%
mobile services	741	-2.3%	
mobile equipment sales	36	-6.1%	
fixed services	209	+16.0%	
other revenues	4	-20.7%	

- mobile service revenues +0.8% excluding regulation
  - strong contract customer base growth with positive portability balance
  - internet users multiplied by 1.6 (up to 42% penetration)
- fixed revenues +16.0% (o/w fixed broadband +13.3%) driven by double digit growth in broadband customer base with record high ADSL net adds since 2011
- convergent base up to 49% of fixed broadband base (+29pts yoy)
  - launch of Canguro convergent offers early April

mobile: strong contract base growth pushed up by mobile data users

mobile customers in 000s


11,632
3,887
7,745
67%
+9.7%
12,179
3,686
8,493
70%
Q1 12
Q1 13
prepaid
contract

internet users in 000s


x1.6
3,535
530
3,005
5,617
480
5,137
Q1 12
Q1 13
dongles
smartphones

fixed broadband: double-digit customer base growth with increased net adds

customers in 000s


+11.1%
1,293
269
210
814
63%
1,436
238
198
1,000
70%
Q1 12
Q1 13
bitstream
partial ULL
full ULL

net adds in 000s


+43%
+28
+30
+36
+37
+40
Q1 12
Q2 12
Q3 12
Q4 12
Q1 13

Q1 2013 Poland
defending market leadership with improved commercial trends

Q1 2013 revenues

in €m	Q1 13	var in cb	var ex reg
revenues	786	-7.2%	-3.2%
mobile services	369	-9.7%	
mobile equipment sales	8	-5.2%	
fixed services	374	-7.3%	
other revenues	35	+31.9%	

- sound commercial momentum in Q1 13
  - positive mobile portability vs. Plus and T-Mobile
  - Open up to 72k customers end of Q1, with anti-churn effect
  - fixed line churn slowing down from -209k in Q1 12 to -109k in Q1 13
- Q1 revenues down -€61m, o/w-€35m due to regulation
  - mobile service revenues -2.2% ex reg; ARPU erosion limited to -1.1% ex reg (-5.7% incl. regulation)
  - growing broadband revenues by +9.4% after +6.0% in Q4 12 thanks to increased ARPU
- cost savings plan implemented
  - 1.3k FTE applied for voluntary departure out of a 2013 target of 1.7k

mobile
12-month rolling mobile ARPU, in €*



-1.1% ex reg
-5.7% incl. reg
9.8
-0.5
9.4
9.3
7.2
6.9
6.4
2.6
2.5
2.8
1Q12cb
reg
1Q12cb ex reg
1Q13
voice
data

fixed broadband: Q1 quarterly ARPU driven by 3P users
customers in 000s, ARPU in €*



13.1
13.5
13.6
13.9
14.4
+10%
2,348
2,344
2,338
2,345
2,333
112
151
191
248
286
-1%
1Q12
2Q12
3Q12
4Q12
1Q13
3P customers
BB customers
Quarterly BB ARPU (€)

headcount**
FTE end of period



-6.8%
23,716
22,114
Q1 12
Q1 13

* PLN/EUR for all periods : 4.1563

** Orange Polska only

Q1 2013 Rest of the World
growth coming from Africa & Middle East, almost all European countries growing excluding regulation

Q1 2013 revenues

in €m	1Q 13	var in cb	var ex reg
total ROW revenues	1,934	+0.7%	+2.9%
Africa & Middle East	990	+3.0%	
European countries	809	-2.0%	
other countries	138	+2.1%	

- Africa & Middle-East
  - customer base at 84.1m (+391k net adds in 1Q13)
  - growth coming from a wide range of countries: Ivory Coast, Senegal, Guinea , Niger
  - Egypt +1.5% despite difficult economic environment
- European countries
  - regulatory impact still strong in Europe (-4.6pts of revenue growth)
  - +2.6 % ex-reg growth steered by mobile data revenues (+20.3% yoy)
- others
  - Dominican Republic +4.2% yoy ex reg driven by mobile data with smartphones base growing +71%

revenues ex-reg growing in almost all European countries



Slovakia -1.9%
Belgium +2.1%
total Rest of Europe +2.6%
Romania +4.5%
Moldova +10.7%
Luxemburg +17.2%
Armenia +23.1%

Orange Money steeply growing
(customers in M)



+78%
3.7
5.6
6.6
Q1 12
Q4 12
Q1 13

Q1 2013 Enterprise
focus on contract renewals in an adverse macro-environment

Q1 2013 revenues

in €m	Q1 13	var in cb
revenues	1,635	-5.3%
legacy networks	443	-14.2%
mature networks	681	-0.5%
growing networks	100	+2.5%
services	412	-4.1%

- legacy networks
  - pressure on prices following contract renegotiations and continued migrations to IP solutions
- mature networks
  - IPVPN customer base preserved, but lower revenue growth due to pricing reviews and adverse product mix effect
- growing networks
  - difficult market conditions in videoconferencing
- services
  - sluggish environment in France and Europe

IPVPN customer base growing

IPVPN accesses in France '000s



+2.3%
276
282
Q1 12
Q1 13

dynamic growth areas

revenues with emerging markets in €m



+11%
137
152
Q1 12
Q1 13

cloud revenue growth



27%
28%
Q1 12
Q1 13

3 conclusion

actions implemented to enhance Group performance

commercial initiatives

- France: revamped Origami and new 4G tariffs in April €10 premium for 4G from January 2014
- Spain: new Canguro convergent offers and refresh of Amena.com SIMO offers
- Poland: launch of NJU brand to cover all market price points
- Romania: launch of Orange Consumer Cloud


like it, cloud it

sustained investments

- acceleration of 4G & fibre network rollout in France
- agreement to rollout fibre in Spain with Vodafone ; target of 6m households passed by 2017
- simplification of the Group's organization in the field of innovation
- towerco agreements
  - signed with IHS in Cameroon and Ivory Coast.
  - further opportunities under study

2013 guidance confirmed

2013 OpCF	above €7bn
maintain a strong balance sheet and secure access to debt markets	close to 2x net debt / EBITDA by year-end 2014
sustainable and yield-oriented dividend policy adapted to cash generation profile	€0.20 balance of 2012 dividend to be paid in June* at least €0.80 dividend for 2013 (unchanged)* €0.30 interim dividend to be paid in December
careful and selective M&A policy	focus on in-market consolidation while strictly respecting leverage ratio guidance

* subject to the Annual General Meeting of Shareholders approval
ex div date : June 6th 2013, record date : June 10th 2013, payment date : June 11th 2013

appendix

details on revenues

in €m	1Q13 actual	% yoy cb	% yoy cb excl.reg
Group revenues	10,280	-4.1%	-1.8%
France	5,068	-6.1%	-3.4%
mobile services	2,157	-8.1%	-2.9%
mobile equipment sales	119	-3.5%	-3.5%
fixed services	2,662	-4.3%	-3.4%
other	131	-11.6%	-11.6%
Spain	989	0.8%	3.3%
mobile services	741	-2.3%	0.8%
mobile equipment sales	36	-6.1%	-6.1%
fixed services	209	16.0%	16.0%
other	4	-20.7%	-20.7%
Poland	786	-7.2%	-3.2%
mobile services	369	-9.7%	-2.2%
mobile equipment sales	8	-5.2%	-5.2%
fixed services	374	-7.3%	-6.5%
other	35	31.9%	31.9%
RoW	1,934	0.7%	2.9%
European countries	809	-2.0%	2.6%
Africa & Middle-East	990	3.0%	3.3%
other	138	2.1%	2.5%
Enterprise	1,635	-5.3%	-5.3%
IC&SS	407	-0.4%	-0.4%
eliminations	-539	-4.0%	-4.0%

Q1 2013 Group revenues growth in Spain and RoW, mobile repricing in France & Poland, difficult Enterprise market

YoY revenue growth, Group



-0.1%
-0.2%
-1.1%
-1.1%
-1.8%
-1.8%
-2.1%
-3.5%
-3.2%
-4.1%
Q1 12
Q2 12
Q3 12
Q4 12
Q1 13

YoY revenue growth, France



-3.4%
-6.1%
Q1 12 Q2 12 Q3 12 Q4 12 Q1 13

YoY revenue growth, Spain



+3.3%
+0.8%
Q1 12 Q2 12 Q3 12 Q4 12 Q1 13

YoY revenue growth, Poland



-3.2%
-7.2%
Q1 12 Q2 12 Q3 12 Q4 12 Q1 13

YoY revenue growth, Rest of Europe



+2.6%
-2.0%
Q1 12 Q2 12 Q3 12 Q4 12 Q1 13

YoY revenue growth, emerging markets



+3.3%
+3.0%
Q1 12 Q2 12 Q3 12 Q4 12 Q1 13

YoY revenue growth, Enterprise



-5.3%
Q1 12 Q2 12 Q3 12 Q4 12 Q1 13

ex reg — organic

Q1 2013 Group EBITDA
better cost control mitigating pressure on revenues

change in EBITDA*
in €m



-0.8pt
31.2%
3,346
-441
+139
+71
-14
+23
30.4%
3,124
Q1 12 cb
revenues
interco costs
commercial & content costs **
labour Opex**
IT&N, property, G&A & other**
Q1 13
-€302m o/w -€88m regulatory effects

- regulatory pressure still weighing on profitability
- direct costs down (-7% yoy)
  - commercial costs down €40m while handset sales up €25m (mainly in RoW)
- stabilization of indirect costs
  - effective control over labour costs with +0.6% yoy increase
    - favourable volume effect -2,250 average FTE YoY (+€32m)
  - savings in IT&N, property, G&A & other costs

* see slide 25 for EBITDA restatements
** see slide 25 for remarks on restated Ebitda

delivering on cost efficiency
restated EBITDA margin erosion slowing down

yoy change in restated EBITDA margin*, in pts


-1.7pt
-1.5pt
-1.4pt
-1.8pt
-0.8pt
Q1 12
Q2 12
Q3 12
Q4 12
Q1 13
H1 12: -1.6pt
H2 12: -1.6pt

*see slide 25 for EBITDA restatements

EBITDA restatements

in €m	1Q 12cb	1Q13
EBITDA restated	3,346	3,124
litigations	**-90**	
“taxe professionnelle” litigation in France 1999-2002 *(operating taxes and levies)*	-90	
labour related	**-25**	**-39**
free share plan	-13	
senior part time	-11	-39
other		
Orange Austria disposal		65
EBITDA reported	3,232	3,150

- remarks on restated EBITDA
  - €10m of content provision used in Q1 13 vs. €59m used in Q1 12 (commercial costs & content item)
  - TPS provision of €56m used in Q1 13 vs. €37m used in Q1 12 (labour opex item)
  - no content provision used in Q1 13 vs. €18m used in Q1 12 (other costs item)
  - capitalization effect on boxes neutralized between “commercial costs” and “other”

Orange France offering optimised


Origami Zen
Origami Play
Origami Jet
high-end
plans with subsidized handset, value added services, content, unlimited text (1)
Mobile by Orange
14.90€
SFR
14.99€
1h, no data
orange
29.90€
SFR
29.99€
31.99€
unlimited voice, 500Mo
39.90€
49.90€ from 01/2014
4G H+
SFR
39.99€
unlimited voice, 2Go
139.99€
159.90€
SFR
unlimited voice, 6Go, H+/4G, roaming, full services
Sosh
2€
3.99€
4.90€
free
B.YOU
2h of voice, unlimited text
9.90€
B.YOU
unlimited voice and text
H+: +5€
19.90€
free
unlimited voice, text, data
low-cost
Sim-only, web-only plans

(1) 24 month contract

Q1 2013 France mobile KPIs

upswing in mobile contract net adds in March and value mix protected

mobile retail market share stabilized


45.5%
45.8%
46.3%
46.3%
46.6% (1)*
38.3%
37.6%
37.2%
37.3%
37.0%*
1Q12
2Q12
3Q12
4Q12
1Q13
active network market share*
retail market share

*company estimates

penetration of premium offers** in contract gross adds preserved


100%
100%
45%
43%
other
premium
Q1 12
Q1 13

** premium offers = Origami + Open
other offers = B2B, Sosh, M6 Mobile and others

best level of mobile contract net adds for 3 years and back to positive contract net adds in March


contract net adds excl M2M (k)
M2M net adds (k)
+63
-144
-81
+46
-432
-386
+85
171
-86
Q1 11
Q1 12
Q1 13
-16
-85
-44
-54
-224
-155
-93
-27
+33
Jan
Feb
Mar

(1) network market share, incl. national roamers

Q1 2013 France fixed KPIs
improving broadband customer mix and better PSTN trends confirmed

BB market & conquest share



44.2%
42.7%
41.9%
41.0%*
1.0%
21.7%
21.9%
15.7%*
Q1 10
Q1 11
Q1 12
Q1 13
broadband M/S (1)
broadband net adds M/S (1)

*company estimates

improving gross adds mix and BB churn with Livebox Play



+7pts
31%
38%
-1pt
Pre Livebox Play launch
Post Livebox Play launch
premium penetration ** in gross adds
churn rate evolution

** premium offers = LiveBox Star, then LiveBox Play, Open up, Open Top

PSTN line losses slowing down, accelerating FTTH net adds



variation in lines (k)
12
250
-339
-188
-265
30
176
-277
-166
-237
-527
443
1Q 12
1Q 13
FTTH
naked DSL & other
PSTN only
PSTN&ADSL

(1) source: ARCEP

EE: strong 4G take up as company makes good progress focusing on high value segments

Mobile service revenue -0.4% ex regulation, £m


-5.4%
-0.4%
-75
+32
-38
1,503
1,428
1,422
Q1/12
regulation
Q1/12 ex regulation
postpaid
prepaid
Q1/13

Sustained low postpaid churn#


1,4%
1,3%
1,3%
1,1%
1,1%
1,1%
1,2%
1,2%
1,2%
1,2%
1,2%
Q3/10
Q4/10
Q1/11
Q2/11
Q3/11
Q4/11
Q1/12
Q2/12
Q3/12
Q4/12
Q1/13

monthly average (3 month rolling)

Strong postpaid net adds*


160k
236k
185k
313k
151k
150k
250k
201k
166k
Q1/11
Q2/11
Q3/11
Q4/11
Q1/12
Q2/12
Q3/12
Q4/12
Q1/13

* excluding MVNOs and telemetry

Insights

- Strong demand for 4G services: 4G base reaches 318k or 2.3% of postpaid base after five months of trading; on track for above 1m 4G customers by year end
- Attracting high value customers: improving customer value mix with postpaid base +5.9% yoy, 53% of customers now postpaid (Q1/12 49%), underlying ARPU up 2.2% (Q4/12 +3.9%)
- Rapid postpaid smartphone adoption driving data revenue growth: postpaid smartphone penetration up 11 ppts yoy to 82% (Q1 2012: 71%), non-voice revenue at 51% of ARPU (Q1 2012: 45%)